Exhibit (a)(1)(vi)

Form of Letter from the Fund
to Investors in Connection with Tender Offer Payment

This letter is being sent to you if you tendered Units of the Fund in relation to the tender offer that ended September 24, 2025 Pro Ration of Tender Offer and Payment of Cash Amount.

November 26, 2025

Dear Investor:

CPG Carlyle Commitments Fund, LLC (the "Fund") has received and accepted your tender request. The tender offer was oversubscribed. In accordance with the terms of the Offer to Purchase dated August 25, 2025, the Fund repurchased approximately 75% of the units of beneficial interests of the Fund ("Units") tendered by each tendering Investor on a pro-rata basis, based on the aggregate net asset value of the tendered Units. Accordingly, on November 26, 2025, the Fund sent a cash payment directly to your account or to your brokerage firm of record equal to the repurchase price of approximately 75% of your tendered Units based on the Fund's NAV on September 30, 2025.

You will remain an investor in the Fund with respect to your Units that were not repurchased. Should you have any questions, please feel free to contact the Fund at (212) 317-9222 or cpginfo@macquarie.com.

Sincerely,

Macquarie Wealth Advisers, LLC

Enclosure